EXHIBIT 12.1

AMERICAN EXPRESS CREDIT CORPORATION
COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Three Months Ended
	March 31,		Years Ended December 31,
	2007	2006	2006	2005	2004	2003
Earnings:
Net income	$172	$126	$622	$415	$234	$260
Income tax provision	23	18	95	50	75	135
Interest expense	492	355	1,614	1,141	863	852

Total earnings (a)	$687	$499	$2,331	$1,606	$1,172	$1,247

Fixed charges -
interest expense (b)	$492	$355	$1,614	$1,141	$863	$852

Ratio of earnings
to fixed charges (a/b)	1.40	1.41	1.44	1.41	1.36	1.46